UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2015

Operating activities		
Net income	$	23,843
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(795)
FINRA deposits		3,411
Due from affiliates		(17,493)
Due to affiliates		3,500
Accrued expenses		(3,500)
Net cash provided by operating activities		8,966
Financing activities		
Dividends paid		(45,384)
Cash used in financing activities		(45,384)
Decrease in cash		(36,418)
Cash at beginning of year		145,581
Cash at end of year	$	109,163

See accompanying notes.